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[LATHAM & WATKINS LLP LETTERHEAD]


November 14, 2005


VIA EDGAR AND HAND DELIVERY
---------------------------

Mr. Brad Skinner
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549


     Re:   DealerTrack Holdings, Inc.
           Registration Statement on Form S-1 File No. 333-126944


Dear Mr. Skinner:

        On behalf of DealerTrack Holdings, Inc. (the "Registrant"), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated October 26, 2005 with respect to the Registrant's above-referenced Registration Statement on Form S-1 (the "Registration Statement") filed with the Commission on July 28, 2005, as amended by Amendment No. 1 to the Registration Statement ("Amendment No. 1") filed on September 22, 2005, Amendment No. 2 to the Registration Statement ("Amendment No. 2") filed on October 12, 2005 and Amendment No. 3 to the Registration Statement ("Amendment No. 3") filed on October 24, 2005. Earlier today, the Registrant filed via EDGAR Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which was revised to reflect changes prompted by your comments and to include certain other information. Amendment No. 4 contains the various revisions described below. For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 4, two of which have been marked to show changes from Amendment No. 3.

        The Staff's comments of October 26, 2005 are set forth below in bold, followed by the Registrant's responses to each comment.

Amendment No. 3 to Form S-1, filed on October 24, 2005
------------------------------------------------------

Notes to Unaudited Combined Condensed Pro Forma Statements of Operations, page
------------------------------------------------------------------------------
38
--

1. We note that you have revised your weighted average shares outstanding calculations in response to our prior comment number 1 to include all of the common shares to be issued under this offering. Please revise further to exclude any common shares whose proceeds will be used for general corporate purposes. Note that you may present additional EPS data reflecting the issuance of all shares if you consider the information to be meaningful and if you label and describe the presentation appropriately.

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November 14, 2005
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Response:  The Registrant has revised its disclosure in the Unaudited Combined
Condensed Pro Forma Statements of Operations to exclude from the as adjusted weighted average shares outstanding (basic and diluted) any common shares whose proceeds will be used for general corporate purposes. Please refer to pages 38, 39 and 45 of Amendment No. 4.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Stock-Based Compensation, page 53
---------------------------------

2. In your response letter dated September 22, 2005, you indicated to us that your underwriters informed you in July 2005 that the estimated price range for your initial public offering would likely be between $17.00 and $19.00 based on "anticipated 2006 earnings and continuing improvement in operating results during the remainder of 2005." Separately, you have indicated to us that your board of directors preformed an assessment and concluded that the mid-point of this range represented the fair value of your common shares in July. Please explain to us how your underwriters determined this estimated price range and describe the process that your board of directors followed in concluding that the mid-point of that range represented the fair value in July.

Response: Our underwriters determined the estimated price range using the Registrant's then current 2006 earnings projections and applied a multiple of earnings based upon public company comparables. Our Board of Directors (the "Board") concluded that the $18.00 mid-point of the range represented the most reasonable estimate of the fair value of our common stock in July 2005. In connection with the preparation of our consolidated financial statements for the nine months ended September 30, 2005, the Board reassessed the fair market value of the common shares underlying the equity awards granted to employees and directors during May and June 2005. The Board determined that the value provided by our underwriters as of July 2005 was the most appropriate value to use for the May and June 2005 grants. Consistent with the prior May and June 2005 methodology, the Registrant has applied a 5% illiquidity discount to the $18.00 mid-point to arrive at a fair value of $17.10 for the purpose of valuing the stock options and restricted stock awards issued in May and June 2005. The Registrant has restated its financial statements as of and for the six-month period ended June 30, 2005 to include the effects of this increased stock-based compensation charge. In Amendment No. 4, the Registrant has revised the disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations section and in its financial statements to reflect the restatement. In appropriate locations throughout Amendment No. 4, the Registrant has included disclosure to the effect that its six-month results were restated to reflect the higher compensation charge. Please refer to pages 7, 46, 48, 55-57, 62, 63, F-15 and F-17 of Amendment No. 4.

3. Please describe to us the factors that resulted in the 26% increase in fair value from the $14.30 that was used in June to $18.00 in July. Please include more specific quantitative and qualitative information beyond that provided in your response letter dated September 22, 2005.

Response: As noted in the response to Comment No. 2 above, the Registrant reassessed the fair value of its common stock as of May and June 2005 and determined a fair value of $17.10, which was calculated using a 5% illiquidity discount to the then expected mid-point of the range of $18.00 per share.




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4.      Describe, in reasonable detail, all of the material assumptions used in
        January 2005 to arrive at the prospective fair value of $14.30 subsequently used in May 2005 and explain how each of those assumptions compared to actual company conditions that existed in May. In addition, explain to us why, in your retrospective determination of fair value, the valuation performed back in January represented a better estimate of the fair value in May than the estimates used by your underwriters and board of directors in July.

Response: As noted in the response to Comment No. 2 above, the Registrant reassessed the fair value of its common stock as of May and June 2005 and determined a fair value of $17.10, which was calculated using a 5% illiquidity discount to the then expected mid-point of the range of $18.00 per share.

                                  * * * * *

        In addition, the Registrant informs the Staff that during the review of its consolidated financial statements for the nine months ended September 30, 2005, the Registrant identified approximately $0.5 million of revenue that should have been recorded during the six months ended June 30, 2005. As a result of the foregoing, the Registrant has restated its consolidated financial statements as of and for the six months ended June 30, 2005 (please see Note 3 to the Registrant's consolidated financial statements included in Amendment No.
4). Prior to such restatement, the Registrant recorded revenue in July 2005 for certain products of ALG, a recently acquired subsidiary, that were shipped in June 2005. Under the Registrant's accounting policy and applicable GAAP, the revenue should have been recorded at the time of shipment in June. In response to this discovery, the Registrant reviewed revenue cut-off for the periods from the date of acquisition through September 30, 2005 at each of ALG, NAT and Chrome and found no other instances of improper timing of revenue recognition.

        In connection with the restatement, the Registrant identified matters that constitute material weaknesses in the design and operation of its internal control over financial reporting. The material weaknesses the Registrant identified are that its accounting and finance staff at ALG did not maintain effective controls over recognition of revenue as it relates to cut-off at ALG. Specifically, the Registrant did not reconcile shipments to customers with revenue recognized in the period. In addition, the Registrant did not adequately review and analyze subsidiary financial information at a sufficient level of detail to detect a material error. The Registrant has added a risk factor to Amendment No. 4, as well as disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations section and in its financial statements to reflect the restatement. To remediate these material weaknesses, the Registrant will take steps to supplement and train its accounting and finance staff and is in the process of updating its internal policies and procedures in an effort to further enhance and formalize its disclosure controls and procedures and internal control over financial reporting. Please refer to pages 7, 20, 46, 48, 62, 63, 67, 68, F-17 and F-18 of Amendment No. 4.

                                  * * * * *

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        We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1284, Daniel Nam at (212) 906-1703 or Jason Frank at (212) 906-1796. Thank you again for your assistance.


                                           Sincerely,

                                           /s/  Kirk A. Davenport II

                                           Kirk A. Davenport II
                                           of LATHAM & WATKINS LLP

Enclosures

cc: Stathis Kouninis, U.S. Securities and Exchange Commission Barbara C. Jacobs, Esq., U.S. Securities and Exchange Commission Rebekah Toton, Esq., U.S. Securities and Exchange Commission Eric D. Jacobs, Esq., DealerTrack Holdings, Inc.
         John J. Huber, Esq., Latham & Watkins LLP
         Daniel U. Nam, Esq., Latham & Watkins LLP
         Jason S. Frank, Esq., Latham & Watkins LLP
         Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell